UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(                )*

Xilio Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per shares

(Title of Class of Securities)

98422T100

(CUSIP Number)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98422T100	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,483,414(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,483,414(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,414(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(2)
12	TYPE OF REPORTING PERSON CO, HC

(1)	Consists of 1,483,414 shares of the common stock, par value $.0001 per share (the “Common Stock”) of Xilio Therapeutics, Inc. (the “Issuer”) held by MRL Ventures Fund, LLC.

(2)	Percentage calculated using a denominator of 27,471,740 shares of Common Stock of the Issuer as of February 24, 2023.

CUSIP No. 98422T100	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merck Sharp & Dohme Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,483,414(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,483,414(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,414(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 1,483,414 shares of the common stock, par value $.0001 per share (the “Common Stock”) of Xilio Therapeutics, Inc. (the “Issuer”) held by MRL Ventures Fund, LLC.

(2)	Percentage calculated using a denominator of 27,471,740 shares of Common Stock of the Issuer as of February 24, 2023.

CUSIP No. 98422T100	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MRL Ventures Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,483,414(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,483,414(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,414(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 1,483,414 shares of the common stock, par value $.0001 per share (the “Common Stock”) of Xilio Therapeutics, Inc. (the “Issuer”) held by MRL Ventures Fund, LLC.

(2)	Percentage calculated using a denominator of 27,471,740 shares of Common Stock of the Issuer as of February 24, 2023.

CUSIP No. 98422T100	13G	Page 5 of 8 Pages

Item 1(a)	Name of Issuer: Xilio Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 828 Winter Street Waltham, MA 02451

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following:

i.	Merck & Co., Inc. (“Merck”)

ii.	Merck Sharp & Dohme Corp. (“MSD”), which is a wholly-owned subsidiary of Merck

iii.	MRL Ventures Fund, LLC (“MRL”), which is a wholly-owned subsidiary of MSD

Merck, MSD and MRL are collectively referred to in this Schedule 13G as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

i.	The address of the principal business office for Merck is: 2000 Galloping Hill Road, Kenilworth, NJ 07033.

ii.	The address of the principal business office of MSD is: 126 East Lincoln Avenue, Rahway, NJ 07065.

iii.	The address of the principal business office of MRL is: 320 Bent Street, Cambridge, MA 02141.

Item 2(c)	Citizenship:

i.	Merck is a New Jersey corporation.

ii.	MSD is a New Jersey corporation.

iii.	MRL is a Delaware limited liability company

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

98422T100

Item 3.	Not applicable.

CUSIP No. 98422T100	13G	Page 6 of 8 Pages

Item 4.	Ownership

(a)-(c)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on 27,471,740 shares of the Common Stock of the Issuer outstanding as of February 24, 2023, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 2, 2023.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

The reported securities are owned directly by MRL, which is a wholly owned subsidiary of MSD. MSD is a wholly-owned subsidiary of Merck. MSD and Merck are indirect beneficial owners of the reported securities.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 98422T100	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023	MERCK & CO., INC.

/s/ Kelly Grez
	Name:	Kelly Grez
	Title:	Corporate Secretary

MERCK SHARP & DOHME CORP.

/s/ Jon Filderman
	Name:	Jon Filderman
	Title:	Vice President

MRL VENTURES FUND, LLC

/s/ Peter Dudek
	Name:	Peter Dudek
	Title:	Vice President

CUSIP No. 98422T100	13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement